SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

12 March 2014

UPDATE ON CHIEF FINANCIAL OFFICER

Further to the announcement made on 28 February 2014, Aviva plc ("Aviva" or the "Company") today announces that Pat Regan will step down as Chief Financial Officer and as a Director on 28 March 2014 and Tom Stoddard will be appointed as a Director with effect from 28 April 2014.

-ends-

Enquiries

Media
Andrew Reid +44 (0)20 7662 3131
Sarah Swailes +44 (0)20 7662 6700

Analysts
Colin Simpson +44 (0)20 7662 8115
David Elliot      +44 (0)207662 8048

Notes to editors:

• Aviva provides 31 million customers with insurance, savings and investment products.

• We are one of the UK's leading insurers and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/media/includes images, company and product information and a news release archive

• For an interactive introduction to what we do and how we do it, please click here http://www.aviva.com/library/reports/this-is-aviva/

• For broadcast-standard video, please visit http://www.aviva.com/media/video/

• Follow us on twitter: www.twitter.com/avivaplc/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 March, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary